EXHIBIT 11.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF NET LOSS

PER COMMON SHARE

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2002	2003	2002	2003
Loss before cumulative effect of change in accounting principle	$(65,628)	$(99,678)	$(237,619)	$(247,490)
Dividends on preferred stock, net of gains (losses) on purchases of preferred stock	29,932	(9,496)	(11,034)	(43,948)

Loss before cumulative effect of change in accounting principle applicable to common stock for basic and diluted computations	(35,696)	(109,174)	(248,653)	(291,438)
Cumulative effect of change in accounting principle	—	—	—	(2,035)

Net loss applicable to common stock for basic and diluted computations	$(35,696)	$(109,174)	$(248,653)	$(293,473)

Weighted-average number of common shares outstanding during the period for basic and diluted computations (in thousands)	216,656	216,621	218,991	216,516

Per common share—basic and diluted:
Loss before cumulative effect of change in accounting principle	$(0.16)	$(0.50)	$(1.14)	$(1.35)
Cumulative effect of change in accounting principle	—	—	—	(0.01)

Net loss	$(0.16)	$(0.50)	$(1.14)	$(1.36)